EXHIBIT 12


                 KERR-McGEE CORPORATION AND SUBSIDIARY COMPANIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)



(Millions of dollars)               1997      1996     1995       1994      1993
                                    ----      ----     ----       ----      ----

Income (loss) from
   continuing operations            $194      $220     $(24)       $69       $95

Add -
   Provision (benefit) for
      income taxes                    83       103      (45)        30        54
   Interest expense                   46        52       61         58        45
   Rental expense representa-
      tive of interest factor          5         5        4          4         4
                                  ------    ------    -----      -----     -----

         Earnings                   $328      $380     $ (4)      $161      $198
                                    ====      ====     ====       ====      ====

Fixed Charges -
   Interest expense                 $ 46      $ 52     $ 61       $ 58      $ 45
   Rental expense representa-
      tive of interest factor          5         5        4          4         4
   Interest capitalized                8         9       11         10        20
                                  ------    ------    -----      -----     -----

         Total fixed charges        $ 59      $ 66     $ 76       $ 72      $ 69
                                    ====      ====     ====       ====      ====

Ratio of earnings to fixed
      charges                        5.6       5.8        -(2)     2.2       2.9
                                    ====      ====    =====       ====      ====



(1)The computation of the ratio of earnings to fixed charges has been restated to conform with the current year's presentation.

(2)Earnings were inadequate to cover fixed charges by $80 million in 1995.